UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69134

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rehmann Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4086 Legacy Parkway
(No. and Street)

Lansing	MI	48911
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicole Spitzley	517-316-2438	nicole.spitzley@rehmann.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lilling & Company LLP
(Name – if individual, state last, first, and middle name)

2 Seaview Boulevard	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

03/31/2029	3480
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicole Spitzley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rehmann Financial Network, LLC_____, as of March 27th_____, 2 026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
_____*Nicole Spitzley*_____

Title:
Chief Compliance Officer_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rehmann Financial Network, LLC

Year Ended December 31, 2025	**Financial Statements and Supplemental Information**



REHMANN FINANCIAL NETWORK, LLC

	PAGE
TABLE OF CONTENTS	



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Rehmann Financial Network, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Rehmann Financial Network, LLC's management. Our responsibility is to express an opinion on Rehmann Financial Network, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rehmann Financial Network, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital per Rule 15c3-1 ("Schedule I") and Other Information ("Schedule II") have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling & Company

Lilling & Company LLP
We have served as Rehmann Financial Network, LLC's auditor since 2024.
Port Washington, New York
March 27, 2026

REHMANN FINANCIAL NETWORK, LLC

Statement of Financial Condition

December 31, 2025

Assets	
Cash - Chase	$ 1,306,254
Accounts Receivable	33,640
Prepaid Expenses	24,158
Total Assets	$ 1,364,052
Liabilities and Member's Equity	
Liabilities	
Accounts Payable	$ 5,733
Accounts Payable - Related Party	8,311
Total Liabilities	14,044
Member's Equity	
Paid in Capital	107,140
Member's Equity	1,242,868
Total Member's Equity	1,350,008
Total Liabilities and Member's Equity	$ 1,364,052

The accompanying notes are an integral part of these financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Income
Year Ended December 31, 2025

Income		
Broker - Dealer	$	500,279
Interest Income		34,949
Total Income		535,228
Expenses		
Salaries and benefits		184,156
Occupancy		8,352
Licenses		57,356
Professional and operating expenses		109,663
Total Expenses		359,527
Net Income	$	175,701

The accompanying notes are an integral part of these financial statements.

REHMANN FINANCIAL NETWORK, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

Balance at December 31, 2024	$	1,414,307
Contributions		-
Distributions		(240,000)
Net Income		175,701
Balance at December 31, 2025	$	1,350,008

The accompanying notes are an integral part of these financial statements.

4

REHMANN FINANCIAL NETWORK, LLC

Statement of Cash Flows

Year Ended December 31, 2025

Cash from Operating Activities

Net Income	$ 175,701
Adjustments to Reconcile Net income to Net Cash Provided by Operating Activities	
Changes in Operating Assets and Liabilities Which Provided (Used) Cash	
Accounts Receivable	3,921
Prepaid Expenses	(1,672)
Accounts Payable	(1,386)
Accounts Payable - Related Party	(576)
Net Cash Provided by Operating Activities	175,988
Cash from Financing Activities	
Withdrawal of Equity Capital	(240,000)
Net Increase in Cash	(64,012)
Cash, Beginning of Year	1,370,266
Cash, End of Year	$ 1,306,254

The accompanying notes are an integral part of these financial statements.

REHMANN FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

1 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012.The Company is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Rehmann Financial Group, LLC ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in the sale of Mutual Funds and Variable Annuities via "subscription way"/"application way" basis (aka "check and ap"). Mutual funds and variable annuities will be processed via third-party applications and checks or wires made out to the third-party fund company via a "subscription way basis". The Company does not hold customer funds or safekeep customer securities. The firm does not have a clearing agreement.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: The Company enters into arrangements with pooled funds and insurance carriers to distribute/sell securities to investors. The Company may receive distribution fees paid by the fund/carrier up front, over time, upon the investor's exit from the fund/carrier (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the security at future point in time as well as the length of time the investor remains, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the security and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes* . The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2022 to 2024, which are still open under the statute of limitations.

Use of Estimates: Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

REHMANN FINANCIAL NETWORK, LLC

Cash: As of December 31, 2025, the Company did not hold any cash equivalents. The Company maintains a balance with a single bank in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal. As of December 31, 2025, the Company's uninsured cash balance was approximately $1,056,254.

Accounts Receivable: Accounts receivable are carried at the amount of contract assets considered unconditional, net of an allowance for credit losses, which is an estimate of credit losses based on review of all outstanding amounts. At December 31, 2025 and 2024, accounts receivable, net of allowance for credit losses, was $33,640 and $37,561, respectively.

Allowance for Credit Losses: The Company follows the FASB Accounting Standard Update (ASU) 2016-13 Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2025 and March 27th, 2026 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statement.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2025, the Company had net capital of $1,277,210 which exceeded the minimum net capital requirement of $5,000 by $1,272,210. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 as of December 31, 2025.

REHMANN FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Rehmann Financial Group

RFG pays substantially all the accounts payable and payroll on behalf of the Company and RFG is reimbursed on a routine basis. RFG also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by RFG. During the year ended December 31, 2025, the Company was allocated expenses from RFG totaling **$99,732**, which are included in the statement of income. At December 31, 2025, the net amount owed by the Company to RFG was $8,311 and is included in accounts payable – related party on the statement of financial condition.

4. DEFINED CONTRIBUTION PLAN

Defined Contribution Plan: Rehmann, LLC 401(k) Plan covers substantially all employees of the Company. RFG matches 30% of a participant's deferral, up to a maximum of 3% of their compensation.

5. SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or the timing of withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the description of business summary of significant accounting policies. The Company derived 30.43%, 14.96%, 11.96%and 11.81% of its total revenues from four external customers in 2025.

SUPPLEMENTAL INFORMATION

REHMANN FINANCIAL NETWORK, LLC

Computation of Net Capital per Rule 15c3-1 (Schedule I)
December 31, 2025

Computation of Net Capital

Total member's equity	$	1,350,008
Deduct non-allowable assets		(57,798)
Other deductions		(15,000)
Net capital	$	1,277,210

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	14,044

Computation of Minimum Net Capital Requirement

Net capital	$	1,277,210

Minimum net capital to be maintained	
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)	5,000

Net capital in excess of requirement	$	1,272,210

Percentage of aggregate indebtedness to net capital	1.10%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in the Company's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2025, as filed on January 25, 2026.

See accompanying report of independent registered public accounting firm.

REHMANN FINANCIAL NETWORK, LLC

Other Information - (Schedule II)
December 31, 2025

A) **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025**

The Company is claiming an exemption under k(1) pursuant to Rule 15c3-3 as the company does not take possession or control of accounts for customers.

B) **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025**

The Company is is claiming an exemption under k(1) pursuant to Rule 15c3-3 as its conducts only a limited business in mutual funds and/or variable annuities. As such, the Company does not take possession or control of accounts for customers

C) **STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2025**

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since the Company had no such liabilities outstanding at the beginning of the year, during the year or at year end.



March 27, 2026

Rehmann Financial Network, LLC's Exemption Report

Rehmann Financial Network, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Rehmann Financial Network, LLC

I, Nicole Spitzley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Nicole Spitzley_

Title: CCO/POO



📍 4086 Legacy Parkway, Lansing, MI 48911   📞 517.316.2400



LILLING

Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rehmann Financial Network, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 27, 2026



Lilling & Company LLP
Certified Public Accountants

Two Seaview Boulevard
Port Washington, NY 11050
T 516.829.1099
F 516.829.1065

www.lillingcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Member of
Rehmann Financial Network, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Rehmann Financial Network, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
March 27, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
REHMANN FINANCIAL NETWORK LLC	8-69134

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 535,228.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 535,228.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 122,572.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 122,572.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 412,656.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 618.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed 2025 SIPC-7 or 7A	$ 568.00	
11	**a** Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00	
	b Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00	
	c Any other overpayments applied	$ 0.00	
	d All payments applied for 2025 SIPC-6 and 6A(s)	$ 270.00	
	e All payments applied for 2025 SIPC-7 and 7A(s)	$ 298.00	
	f Add lines 11a through 11e	$ 568.00	
12	**LESSER** of line 10 or 11f.		$ 568.00
13	**a** Amount from line 8	$ 618.00	
	b Amount from line 9	$ 0.00	
	c Amount from line 12	$ 568.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 50.00
14	Interest (see instructions) for ___14___ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 50.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-69134	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	REHMANN FINANCIAL NETWORK LLC ATTN: NICOLE 4086 LEGACY PARKWAY LANSING , MI 48911		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

REHMANN FINANCIAL NETWORK LLC	NICOLE ANNE SPITZLEY
(Name of SIPC Member)	(Authorized Signatory)
3/16/2026	nicole.spitzley@rehmann.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.